As filed with the Securities and Exchange Commission on June 27, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CREDENCE SYSTEMS CORPORATION

(Name of Subject Company (Issuer))

CREDENCE SYSTEMS CORPORATION

(Name of Filing Person (Offeror))

Options To Purchase Common Stock

Par Value $0.001 Per Share with An Exercise

Price of $3.96 Per Share or Greater

(Title of Class of Securities)

00893162

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Lavi A. Lev

President and Chief Executive Officer

Credence Systems Corporation

1421 California Circle

Milpitas, CA 95035

Telephone: (408) 635-4300

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Richard Scudellari

Amie Peters

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

(650) 813-5600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$716,426.80	$28.16

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all options to purchase the common stock of Credence Systems Corporation that are eligible for exchange will be tendered pursuant to this offer. These options have an aggregate value of $716,426.80 as of June 26, 2008, calculated based on a modified Black-Scholes option pricing model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to our offer to exchange (“Exchange Offer”) certain options to purchase shares of our common stock, par value $0.001 per share, with a per share exercise price of $3.96 or greater held by certain of our current employees, for options to purchase shares of our common stock, par value $0.001 per share, with an exercise price equal to the closing price of a share of our common stock on the NASDAQ Global Market on the date of the exchange, which options will be exercisable for that number of shares calculated such that the fair value of the new option under the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) is equal to the fair value of the original option (but in no event for fewer than one (1) share for every five (5) shares subject to the surrendered option), upon the terms and subject to the conditions in the Exchange Offer dated June 27, 2008 attached hereto as Exhibit (a)(1)(A) (the “Exchange Offer”) and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the “Letter of Transmittal”).

The information in the Exchange Offer and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, including as specifically set forth below.

Unless the context requires otherwise, references in this Schedule TO to “Credence,” “we,” “us,” “our,” and “ours” mean Credence Systems Corporation and its subsidiaries.

ITEM 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Exchange Offer is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a)	Name and Address.

The name of the issuer is Credence Systems Corporation, a Delaware corporation. Credence’s principal executive office is located at 1421 California Circle, Milpitas, California, 95035 and its telephone number is (408) 635-4300. The information set forth in the Exchange Offer under Section 9 (“Information About Credence Systems Corporation”) is incorporated herein by reference.

(b)	Securities.

This Schedule TO relates to an offer by Credence to exchange certain options to purchase shares of our common stock outstanding under our 1993 Stock Option Plan, our NPTest Holding Corporation 2003 Stock Incentive Plan, our Integrated Management Systems, Inc. 1995 Stock Incentive Plan, our Fluence Technology, Inc. 1997 Stock Option Plan, our TMT Stock Option Plan, our Supplemental Stock Option Plan and our 2005 Stock Incentive Plan, each as amended (each a “Plan” and collectively, the “Plans”), with a per share exercise price of $3.96 or greater held by certain of our current employees for new options to purchase shares of our common stock with an exercise price equal to the closing price of a share of our common stock on the NASDAQ Global Market on the date of the exchange. Each new option will cover that number of shares calculated such that the fair value of the new option under the provisions of SFAS 123(R) is equal to the fair value of the original option; provided that in no event shall the ratio of the number of shares subject to a surrendered eligible option to the number of shares subject to a new option exceed five (5) to one (1), upon the terms and subject to the conditions described in the Exchange Offer and Letter of Transmittal. We sometimes refer to all outstanding options eligible to be included in this Exchange Offer as “eligible options.” The information set forth in the Exchange Offer under “Summary Term Sheet,” Section 1 (“Number of New Options”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Stock Option Agreements”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference. As of June 20, 2008 eligible options to purchase 4,368,819 shares of our common stock were outstanding.

(c)	Trading Market and Price.

The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person and subject company are the same, Credence Systems Corporation. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet,” Section 1 (“Number of New Options”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Stock Option Agreements”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Accounting Consequences of the Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Material International Tax Consequences”), Section 15 (“Extension of Exchange Offer; Termination; Amendment”) and Schedules A – H are incorporated herein by reference. Current and former officers of Credence may not participate in this Exchange Offer. Non-employee directors of Credence may not participate in the Exchange Offer.

(b)	Purchases.

Not applicable.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers”) is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Exchange Offer under Section 5 (“Acceptance of Options for Exchange and Issuance of New Option Agreements”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Exchange Offer under Section 1 (“Number of New Options”) is incorporated by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(c)	Borrowed Funds.

Not applicable.

ITEM 8.	Interests in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Exchange Offer under Section 9 (“Information About Credence Systems Corporation”) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers”) is incorporated herein by reference.

ITEM 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

ITEM 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Item 8 (“Consolidated Financial Statements and Supplementary Data”) of the Company’s Form 10-K for the fiscal year ended November 3, 2007, in Item 1 (“Condensed Consolidated Financial Statements”) of the Company’s Form 10-Q for the quarterly period ended February 2, 2008 and in Item 1 (“Condensed Consolidated Financial Statements”) of the Company’s Form 10-Q for the quarterly period ended May 3, 2008 is incorporated herein by reference.

The fair market value per share of common stock as of June 26, 2008 was $1.31.

(b)	Pro Forma Information.

Not applicable.

(c)	Summary Information.

The information set forth in the Exchange Offer under Section 9 (“Information About Credence Systems Corporation”) is incorporated herein by reference.

ITEM 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

ITEM 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated June 27, 2008

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Text of Email from CEO to All Employees

(a)(1)(D)	Text Of E-Mail Message To Holders Of Eligible Options

(a)(1)(E)	Report On Results Of Exchange Offer

(a)(1)(F)	Notice Of Withdrawal

(a)(1)(G)	Non-Qualified Stock Option Award Agreement for U.S. Employees

(a)(1)(H)	Non-Qualified Stock Option Award Agreement for Non-U.S. Employees

(a)(1)(I)	Agreement and Plan of Merger, dated June 20, 2008, by and among LTX Corporation, Zoo Merger Corporation and the Company (1)

(a)(1)(J)	Form of Company Stockholder Voting Agreement (1)

(a)(1)(K)	Form of LTX Corporation Stockholder Voting Agreement (1)

(a)(1)(L)	Transition Services Agreement, dated June 20, 2008, by and between Lavi Lev and the Company (1)

(a)(1)(M)	Transition Services Agreement, dated June 20, 2008, by and between Kevin C. Eichler and the Company (1)

(a)(1)(N)	Executive Employment Agreement, dated as of December 9, 2005, by and between David House and the Company (2)

(a)(1)(O)	Executive Employment Agreement, dated as of January 1, 2008, by and between the Kevin C. Eichler and the Company (3)

(a)(1)(P)	1993 Stock Option Plan, as amended and restated through March 19, 2003 (4)

(a)(1)(Q)	Form of Notice of Grant generally used in connection with the 1993 Stock Option Plan (5)

(a)(1)(R)	Form of Stock Option Agreement generally used in connection with the 1993 Stock Option Plan (5)

(a)(1)(S)	Addendum to the Stock Option Agreement (Special Tax Elections) (5)

(a)(1)(T)	Addendum to the Stock Option Agreement (Limited Stock Appreciation Rights) (5)

(a)(1)(U)	Addendum to the Stock Option Agreement (Change in Control) (5)

(a)(1)(V)	Addendum to the Stock Option Agreement (Financial Assistance) (5)

(a)(1)(W)	Form of Notice of Grant of Stock Option (Non-Employee Director) generally used in connection with the automatic option grant program of the 1993 Stock Option Plan (5)

(a)(1)(X)	Form of Stock Option Agreement (Non-Employee Director) generally used in connection with the automatic option grant program of the 1993 Stock Option Plan (5)

(a)(1)(Y)	NPTest Holding Corporation 2003 Stock Incentive Plan, as amended through November 18, 2003

(a)(1)(Z)	Form of Stock Option Agreement generally used in connection with the NPTest Holding Corporation 2003 Stock Incentive Plan

(a)(1)(AA)	Integrated Measurement Systems, Inc. 1995 Stock Incentive Plan (6)

(a)(1)(BB)	Integrated Measurement Systems, Inc. 1995 Stock Incentive Plan Terms and Conditions of Option Grant (6)

(a)(1)(CC)	Fluence Technology, Inc. 1997 Stock Option Plan, amended and restated August 19, 1999 (7)

(a)(1)(DD)	Form of Stock Option Agreement generally used in connection with the Fluence Technology, Inc. 1997 Stock Option Plan (7)

(a)(1)(EE)	TMT, Inc. 1996 Stock Option Plan (8)

(a)(1)(FF)	The Company Stock Option Assumption Under TMT, Inc. 1996 Stock Option Plan (8)

(a)(1)(GG)	Supplemental Stock Option Plan, as amended and restated through November 27, 2000 (9)

(a)(1)(HH)	2005 Stock Incentive Plan, as amended and restated May 24, 2005 (10)

(a)(1)(II)	Form of Non-Qualified Stock Option Agreement generally used in connection with the 2005 Stock Incentive Plan (11)

(a)(1)(JJ)	2005 Non-Employee Director Option Program (11)

(a)(1)(KK)	Form of Notice of Non-Qualified Stock Option Award (11)

(a)(1)(LL)	Executive Employment Agreement, dated and effective as of March 13, 2007, by and between the Company and Lavi A. Lev (12)

(a)(1)(MM)	Executive Employment Agreement, dated and effective as of August 10, 2007, by and between the Company and Amir Aghdaei (13)

(a)(1)(NN)	Executive Employment Agreement, dated and effective as of June 11, 2008, by and between the Company and Rance Hall (14)

(a)(1)(OO)	Amendment No. 1 to Executive Employment Agreement, dated as Of June 11, 2008, by and between the Company and Lavi A. Lev (14)

(a)(1)(PP)	Amendment No. 1 to Executive Employment Agreement, dated as Of June 11, 2008, by and between the Company and Kevin C. Eichler (14)

(a)(1)(QQ)	Amendment No. 1 to Executive Employment Agreement, dated as Of June 11, 2008, by and between the Company and Amir Aghdaei (14)

(1)	Exhibit (a)(1)(I) through Exhibit (a)(1)(M) are incorporated herein by reference to Exhibit 2.1 and Exhibit 10.1 through 10.4, respectively, to the Company’s Current Report on Form 8-K filed on June 23, 2008
(2)	Incorporated herein by reference to Exhibit 1.01 to the Company’s Current Report on Form 8-K filed on December 13, 2005
(3)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 8, 2008
(4)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed for the quarterly period ended April 30, 2003
(5)	Exhibit (a)(1)(Q) through Exhibit (a)(1)(X) are incorporated herein by reference to Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, respectively, to the Company’s Registration Statement on Form S-8 filed on May 20, 1997
(6)	Exhibit (a)(1)(AA) through Exhibit (a)(1)(BB) are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Registration Statement on Form S-8 filed on September 18, 2001
(7)	Exhibit (a)(1)(CC) through Exhibit (a)(1)(DD) are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Registration Statement on Form S-8 filed on November 30, 2001
(8)	Exhibit (a)(1)(EE) through Exhibit (a)(1)(FF) are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Registration Statement on Form S-8 filed on June 2, 2000
(9)	Incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on April 2, 2001
(10)	Incorporated herein by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005
(11)	Exhibit (a)(1)(HH) through Exhibit (a)(1)(KK) are incorporated herein by reference to Exhibit 10.2, 10.3 and 10.4, respectively to the Company’s Current Report on Form 8-K filed on March 29, 2005
(12)	Incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended February 3, 2007
(13)	Incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2007
(14)	Exhibit (a)(1)(NN) through Exhibit (a)(1)(QQ) are incorporated herein by reference to Exhibit 10.1, 10.2, 10.3 and 10.4, respectively to the Company’s Current Report on Form 8-K filed on June 17, 2008

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 27, 2008	CREDENCE SYSTEMS CORPORATION

	By:	/s/ Kevin C. Eichler
	Name:	Kevin C. Eichler
	Title:	Chief Financial Officer